

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2013

<u>Via E-mail</u>
Debra A. Hess
Chief Financial Officer and Treasurer
NorthStar Healthcare Income, Inc.
399 Park Avenue, 18th Floor
New York, NY 10022

> **Re: NorthStar Healthcare Income, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 15, 2013**
> **File No. 333-170802**

Dear Ms. Hess:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 1A. Risk Factors, page 10</u>

<u>We may change our investment strategy without stockholder consent . . . , page 12</u>

1.   Please disclose in your future Exchange Act reports if and how you will notify stockholders in the event you change your investment strategy.

<u>Item 10. Directors, Executive Officers and Corporate Governance, page 98</u>

2.   Please confirm that you have included all prior business experiences for the past five years for Messrs. Samay, Smith and Bath as we note some gaps in the biographical information set forth in your annual report. Please refer to Item 401(e)(1) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners . . . , page 104

3.   In future Exchange Act periodic reports, please identify the natural persons that have voting and dispositive power of the shares owned by NRFC Sub-REIT Corp. in the footnotes to the beneficial ownership table. Please refer to Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

Form 10-Q for the quarterly period ended September 30, 2013

Purchase of First Mortgage Loan, page 27

4.   In future Exchange Act periodic reports, please provide a detailed explanation of the material terms of each of your debt investments. For example only, your discussion should identify, as applicable, the borrower on the loan, the credit quality of the loan, the security for the loan, any material covenants for the loan, the circumstances that constitute a default on the loan, and your rights upon the borrower's default.

Credit Risk, page 31

5.   In future Exchange Act periodic reports, please describe your Advisor's comprehensive credit analysis prior to your making an investment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3404 with any questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Attorney-Advisor

cc: Ronald J. Lieberman (Via E-mail)
Lesley Solomon (Via E-mail)